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                                                Exhibit 99.2

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News Release
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          A.P. PHARMA SELLS NON-CORE BUSINESS FOR
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                     CASH AND ROYALTIES
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REDWOOD CITY, Calif. (February 14, 2003) - A.P. Pharma, Inc.
(NASDAQ NM: APPA) today reported it has sold its Analytical Standards division to GFS Chemicals, Inc., a private company based in Columbus, Ohio. The Analytical Standards business unit was no longer considered to be part of the strategic focus of the company. Terms of the sale included a cash payment of $2.1 million and a royalty on sales varying from 15% to 5% through 2007, with guaranteed minimum annual royalty payments.

The Analytical Standards division of A.P. Pharma utilizes the Company's original microsphere technology as a testing standard for gauging the purity of municipal drinking water. This microsphere technology was the precursor to the Microsponge(R) system. A.P. Pharma currently licenses Microsponge(R) formulations to Dermik (an Aventis company) for its Carac(TM) product line and to Ortho Neutrogena (a Johnson & Johnson company) for its Retin-A Micro(R) product line, in return for royalties. Royalties earned by A.P. Pharma in 2002 from the sale of these products exceeded $4 million, a growth of 21% over the previous year.

President and CEO of A.P. Pharma Michael O'Connell said, "The Analytical Standards product line generated revenues of approximately $1 million per year and was unrelated to the Company's focus on its proprietary, bioerodible drug delivery Biochronomer(TM) systems. Our current cash position is now approximately $16 million and together with our expected royalty income will support our core development efforts for which the current annual cash burn rate is approximately $4 to $6 million."

About A.P. Pharma
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A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial targeted areas of application for the Company's drug delivery technology include pain management, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners and by proceeds from the divestiture of its cosmeceutical product lines as well as fees it receives from collaborative partners. For further information visit the Company's Web site at www.appharma.com.

Forward-looking Statements
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Except for historical information, this news release
contains certain forward-looking statements that involve risks and uncertainties, including among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                 Company Contact:
Lippert/Heilshorn & Associates                Gordon Sangster
Ina McGuinness (imcguinness@lhai.com) Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                    (650) 366-2626
(310) 691-7100